                                                             FILE NO. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549-1004
                                    FORM S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A. Exact name of Trust:                  FIDELITY DEFINED TRUSTS
                                         SERIES F

B. Name of Depositor:                    NATIONAL FINANCIAL SERVICES CORPORATION

C. Complete address of Depositor's principal executive offices:
                                         82 Devonshire Street N7A
                                         Boston, MA  02109-3614

D. Name and complete address of agents for service:

       National Financial Services Corporation      CHAPMAN AND CUTLER
       Attention:  David J. Pearlman                Attention:  Mark J. Kneedy
       82 Devonshire Street N7A                     111 West Monroe Street
       Boston, MA  02109-3614                       Chicago, Illinois  60603

E. Title and amount of securities being registered: An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended

F. Proposed maximum offering price to the public of the securities being registered: Indefinite

G. Amount of registration fee: $0.00

H. Approximate date of proposed sale to the public:

               AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF
                           THE REGISTRATION STATEMENT

/ / Check box if it is proposed that this filing will become effective on ___________, 1998 pursuant to Rule 487.


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The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.


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                             FIDELITY DEFINED TRUSTS
                                    SERIES F
                              CROSS REFERENCE SHEET

                     PURSUANT TO RULE 404(C) OF REGULATION C
                        UNDER THE SECURITIES ACT OF 1933
                   (FORM N-8B-2 ITEMS REQUIRED BY INSTRUCTION
                         1 AS TO PROSPECTUS ON FORM S-6)

FORM N-8B-2                                               FORM S-6
ITEM NUMBER                                        HEADING IN PROSPECTUS

                    I. ORGANIZATION AND GENERAL INFORMATION

 1.   (a)  Name of trust                      )  Prospectus Front Cover Page

      (b)  Title of securities issued         )  Prospectus Front Cover Page

 2.   Name and address of Depositor           )  Essential Information
                                              )  The Sponsor

 3.   Name and address of Trustee             )  Essential Information
                                              )  Trust Administration

 4.   Name and address of principal           )  Public Offering of Units
        underwriter

 5.   Organization of trust                   )  The Trusts

 6.   Execution and termination of            )  The Trusts
        Trust Indenture and Agreement         )  Trust Administration

 7.   Changes of Name                         )  *

 8.   Fiscal year                             )  *

 9.   Material Litigation                     )  *


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FORM N-8B-2                                               FORM S-6
ITEM NUMBER                                        HEADING IN PROSPECTUS


                    II. GENERAL DESCRIPTION OF THE TRUST AND
                             SECURITIES OF THE TRUST

10.   General information regarding           )  The Trusts
        trust's securities and                )  Tax Status
        rights of security holders            )  Public Offering of Units
                                              )  Unitholders
                                              )  Trust Administration

11.   Type of securities comprising           )  Prospectus Front Cover Page
        units                                 )  The Trusts
                                              )  Portfolio

12.   Certain information regarding           )  *
        periodic payment certificates         )

13.   (a)  Load, fees, charges and expenses   )  Prospectus Front Cover Page
                                              )  Essential Information
                                              )  Portfolio
                                              )
                                              )  Trust Expenses
                                              )  Public Offering of Units
                                              )  Unitholders and Sponsor

      (b)  Certain information regarding      )
             periodic payment plan            )  *
             certificates                     )

      (c)  Certain percentages                )  Prospectus Front Cover Page
                                              )  Essential Information
                                              )
      (d)  Variations in fees among certain   )  Public Offering of Units
             classes of holders               )  Unitholders

      (e)  Certain other fees, expenses or    )  Trust Expenses
             charges payable by holders       )  Unitholders

      (f)  Certain profits to be received     )  Public Offering of Units
             by depositor, principal          )  Public Offering of Units
             underwriter, trustee or any      )  Portfolio
             affiliated persons               )

      (g)  Ratio of annual charges            )  *
             to income                        )


                                      -II-
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FORM N-8B-2                                               FORM S-6
ITEM NUMBER                                        HEADING IN PROSPECTUS

14.   Issuance of trust's securities          )  Unitholders

15.   Receipt and handling of payments        )  Public Offering of Units
        from purchasers                       )

16.   Acquisition and disposition of          )  The Trusts
        underlying securities                 )  Unitholders
                                              )  Trust Administration

17.   Withdrawal or redemption                )  Unitholders
                                              )  Trust Administration
18.   (a)  Receipt and disposition            )  Prospectus Front Cover Page
             of income                        )  Unitholders

      (b)  Reinvestment of distributions      )  Distribution Reinvestment

      (c)  Reserves or special funds          )  Trust Expenses
                                              )  Unitholders
      (d)  Schedule of distributions          )  *

19.   Records, accounts and reports           )  Unitholders
                                              )  Trust Administration

20.   Certain miscellaneous provisions        )  Trust Administration
        of Trust Agreement                    )

21.   Loans to security holders               )  *

22.   Limitations on liability                )  Portfolio
                                              )  Trust Administration
23.   Bonding arrangements                    )  *

24.   Other material provisions of            )  *
      Trust Indenture Agreement               )

                   III. ORGANIZATION, PERSONNEL AND AFFILIATED
                              PERSONS OF DEPOSITOR

25.   Organization of Depositor               )  Trust Administration

26.   Fees received by Depositor              )  *

27.   Business of Depositor                   )  Trust Administration

                                     -III-
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FORM N-8B-2                                               FORM S-6
ITEM NUMBER                                        HEADING IN PROSPECTUS


28.   Certain information as to               )  The Sponsor
        officials and affiliated              )
        persons of Depositor                  )

29.   Companies owning securities             )  The Sponsor
        of Depositor                          )
30.   Controlling persons of Depositor        )  The Sponsor

31.   Compensation of Officers of             )  *
        Depositor                             )

32.   Compensation of Directors               )  *

33.   Compensation to Employees               )  *

34.   Compensation to other persons           )  *

                 IV. DISTRIBUTION AND REDEMPTION OF SECURITIES

35.   Distribution of trust's securities      )  Public Offering of Units
        by states                             )

36.   Suspension of sales of trust's          )  *
        securities                            )
37.   Revocation of authority to              )  *
        distribute                            )

38.   (a)  Method of distribution             )
                                              )
      (b)  Underwriting agreements            )  Public Offering of Units
                                              )
      (c)  Selling agreements                 )

39.   (a)  Organization of principal          )  *
             underwriter                      )

      (b)  N.A.S.D. membership by             )  *
             principal underwriter            )

40.   Certain fees received by                )  *
        principal underwriter                 )


                                      -IV-
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FORM N-8B-2                                               FORM S-6
ITEM NUMBER                                        HEADING IN PROSPECTUS

41.   (a)  Business of principal              )  Trust Administration
             underwriter                      )

      (b)  Branch offices of principal        )  *
             underwriter                      )

      (c)  Salesmen of principal              )  *
             underwriter                      )

42.   Ownership of securities of              )  *
        the trust                             )

43.   Certain brokerage commissions           )  *
        received by principal underwriter     )

44.   (a)  Method of valuation                )  Prospectus Front Cover Page
                                              )  Essential Information
                                              )  Trust Expenses
                                              )  Public Offering of Units
      (b)  Schedule as to offering            )  *
             price                            )

      (c)  Variation in offering price        )  *
             to certain persons               )

45.   Suspension of Redemption Rights         )  *

46.   (a)  Redemption valuation               )  Unitholders
                                              )  Trust Administration
      (b)  Schedule as to redemption          )  *
             price                            )

47.   Purchase and sale of interests          )  Public Offering of Units
        in underlying securities              )  Trust Administration

               V. INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48.   Organization and regulation of          )  Trust Administration
        Trustee                               )

49.   Fees and expenses of Trustee            )  Essential Information
                                              )  Trust Expenses

50.   Trustee's lien                          )  Trust Expenses


                                      -V-
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FORM N-8B-2                                               FORM S-6
ITEM NUMBER                                        HEADING IN PROSPECTUS


          VI. INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

51.   Insurance of holders of trust's         )  Trust Expenses
        securities                            )

52.   (a)  Provisions of trust agreement      )
             with respect to replacement      )  Trust Administration
             or elimination portfolio         )
             securities                       )

      (b)  Transactions involving             )
             elimination of underlying        )  *
             securities                       )

      (c)  Policy regarding substitution      )
             or elimination of underlying     )  Trust Administration
             securities                       )

      (d)  Fundamental policy not             )  *
             otherwise covered                )

53.   Tax Status of trust                     )  Tax Status

                   VII. FINANCIAL AND STATISTICAL INFORMATION

54.   Trust's securities during               )  *
        last ten years                        )

55.                                           )
56.   Certain information regarding           )  *
57.     periodic payment certificates         )
58.                                           )

59.   Financial statements (Instructions      )  Report of Independent Certified
        1(c) to Form S-6)                     )    Public Accountants
                                                 Statements of Condition

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* Inapplicable, omitted, answer negative or not required


                                      -VI-
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                    Preliminary Prospectus Dated May 6, 1998

                        FIDELITY DEFINED TRUSTS, SERIES F

1,000 Units                                     (A Unit Investment Trust)


     The attached final Prospectus for a prior Series of the Fund is hereby used as a preliminary Prospectus for the above stated Series. The narrative information and structure of the attached final Prospectus will be substantially the same as that of the final Prospectus for this Series. Information with respect to pricing, the number of Units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available and will be different since each Series has a unique Portfolio. Accordingly the information contained herein with regard to the previous Series should be considered as being included for informational purposes only. Ratings of the securities in this Series are expected to be comparable to those of the securities deposited in the previous Series. However, the Estimated Current Return for this Series will depend on the interest rates and offering prices of the securities in this Series and may vary materially from that of the previous Series.

     A registration statement relating to the units of this Series has been filed with the Securities and Exchange Commission but has not yet become effective. Information contained herein is subject to completion or amendment. Such Units may not be sold nor may offer to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

(Incorporated herein by reference is the final prospectus from Fidelity Defined Trusts, Series 4 (Registration No. 333-27077) as filed on May 29, 1997, which shall be used as a preliminary prospectus for the current Series of the Fund.)

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

     The facing sheet
     The Cross-Reference Sheet
     The Prospectus
     The signatures
     The consents of independent public accountants, rating services and legal counsel

The following exhibits:

1.1  Proposed form of Trust Agreement (to be filed by amendment).

3.1 Opinion and consent of counsel as to legality of securities being registered (to be filed by amendment).

3.2 Opinion of counsel as to Federal income tax status of securities being registered (to be filed by amendment).

4.1  Consent of Independent Auditors (to be filed by amendment).


                                       S-1

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Fidelity Defined Trusts, Series F has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Boston and State of Massachusetts on the 6th day of May, 1998.

                                 FIDELITY DEFINED TRUSTS, SERIES F
                                   (Registrant)

                                 By: NATIONAL FINANCIAL SERVICES CORPORATION
                                   (Depositor)


                                 -----------------------------------------------
                                                 David J. Pearlman
                                                  Assistant Clerk

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on May 6, 1998.

   Signature                 Title
   ---------                 -----

Norman R. Malo             President and Chief Operating Officer
                           and Chief Executive Officer

James H. Messenger         Director

Timothy M. McKenna         Director

John J. Mulherin           Director

Kenneth A. Rathgeber       Director

Kenneth Klipper            Vice President, and Chief Financial Officer


                                                     David J. Pearlman
                                                --------------------------
                                                    (Attorney-in-fact)*

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*An executed copy of the related powers of attorney was filed as Exhibit 7.1 to the initial Registration Statement on Form S-6 for Fidelity Defined Trusts, Series 1 as filed on August 29, 1995 (File No. 33-62243) or the initial Registration Statement for Fidelity Defined Trusts, Series 5 as filed on November 21, 1997 (File No. 333-40757) and the same are hereby incorporated herein by this reference.

                                       S-2